EXHIBIT 99.1

FOR IMMEDIATE RELEASE:  July 31, 2008

CONTACT:	John T. Day, President/CEO
Kevin Davis, CFO
Nevada Chemicals, Inc.
801-984-0228

Nevada Chemicals, Inc. Announces 2nd Quarter 2008 Earnings

John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced earnings for the second quarter ended June 30, 2008.  The Company had net income of $1,377,000 or $0.20 per share compared to $976,000 or $0.14 per share in the second quarter of 2007.  For the six months ended June 30, 2008, the Company had net income of $2,326,000 or $0.33 per share, compared to net income of $1,753,000, or $0.25 per share, for the six months ended June 30, 2007.

The Company’s net income for the three months ended June 30, 2008 increased $401,000 or 41% to $1,377,000 as compared to $976,000 during the same period in 2007.  The increase in income is due primarily to the reduction of the Canadian and U.S. tax accrual reserves and, to a lesser extent, the increased net income of our joint venture, Cyanco.

“We are encouraged by our results and accomplishments this quarter,” said Day.  “During this past quarter we announced the major expansion of our joint venture Cyanco, as a result of additional secured business.  We increased our dividend to the shareholders 11% to $0.10, and we received positive notification on our U.S. and Canadian tax appeals which allowed us to reduce the liability we had accrued.”

The Company continues its research and development on engineered solutions that can enhance the production process at its joint venture.  These engineered solutions are being incorporated into the new expansion facility which will reduce the consumption of our raw materials and increase the overall throughput of the facility.  The Company anticipates continued volatility in the cost of raw materials as the price of energy continues to vary.  Cyanco continues to see increases in its spot or short-term contract sales, which seem to be a result of the strong gold prices.

Cyanco is a 50/50 joint venture company of Nevada Chemicals, Inc. and CyPlus Corporation.  Cyanco has produced and marketed liquid sodium cyanide to the western United States gold mining region for the past 18 years.

NEVADA CHEMICALS, INC.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

AND BALANCE SHEET DATA (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Revenues and Equity in Earnings of Joint Venture	$1,913,000	$1,643,000	$3,517,000	$2,739,000

Income before provision for income taxes	$2,111,000	$1,472,000	$3,560,000	$2,434,000

Net income	$1,377,000	$976,000	$2,326,000	$1,753,000

Earnings per Common Share Assuming Dilution	$0.20	$0.14	$0.33	$0.25

Stockholders’ Equity	$26,808,000	$23,676,000	$26,808,000	$23,676,000

Total Assets	$28,858,000	$26,339,000	$28,858,000	$26,339,000

Weighted Average Common Shares Outstanding – Fully Diluted	6,998,000	7,004,000	6,994,000	7,002,000